Exhibit 99.3

Copyright 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EDT on February 10, 2025) The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SaverOne 2014 Ltd. (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business January 17, 2025, at the Company's Extraordinary General Meeting to be held on February 16, 2025, 3:00 p.m. Israel time at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement. SaverOne 2014 Ltd. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE SaverOne 2014 Ltd. Extraordinary General Meeting of Shareholders For Shareholders of record as of January 17, 2025 Sunday, February 16, 2025 3:00 PM, Local Time P.O. BOX 8016, CARY, NC 27512-9903 Mail: o Mark, sign and date your Proxy Card o Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM EDT February 10, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SaverOne 2014 Ltd. Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. To approve an increase of the Company's registered share capital from NIS 10,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each (the "Ordinary Shares") to NIS 100,000,000, divided into 10,000,000,000 Ordinary Shares, and to amend the Company's Articles of Association accordingly. #P1# #P1# #P1# 2. To approve the division of the Board of Directors of the Company into staggered three-year terms and to amend the Company's Articles of Association accordingly. #P2# #P2# #P2# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date